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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                     Oxford Health Plans, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)

              Common Stock, par value $0.01 per share
-----------------------------------------------------------------
                   (Title of Class of Securities)

                           691471 10 6
               ----------------------------------
                          (CUSIP Number)

                        Paul J. Shim, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000
-----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                           May 13, 1998
                ---------------------------------
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           This Amendment No. 1 amends and supplements the
Schedule 13D (the "Schedule") filed on March 5, 1998 by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC ("TPG Oxford"), TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule.



Item 6.    Contracts, Arrangements, Understandings or Relationships
           --------------------------------------------------------
           With Respect to Securities of the Issuer.
           -----------------------------------------

           As contemplated by the Investment Agreement, TPG Oxford assigned its right under the Investment Agreement to acquire certain of the Securities to affiliates of Donaldson, Lufkin & Jenrette Securities Corporation (the "DLJ Entities"), Oxford Acquisition Corp., an affiliate of Bear, Stearns & Co. Inc. ("Bear") and Chase Equity Associates, L.P. ("Chase" and, together with the DLJ Entities and Bear, the "Assignees"). On May 13, 1998, the Company issued the Securities to the Filing Parties and the Assignees in the following amounts:

           (a) Filing Parties: (i) 196,000 shares of Series A Preferred Stock, together with Series A Warrants to purchase, subject to adjustment as set forth therein, 12,640,001 shares of Common Stock, and (ii) 84,000 shares of Series B Preferred Stock, together with Series B Warrants to purchase, subject to adjustment as set forth therein, (A) prior to the Shareholder Approval, 5,384.001 shares of Junior Preferred Stock, or (B) following the Shareholder Approval, 5,384,001 shares of Common Stock.

           (b) DLJ Entities: (i) 35,000 shares of Series A Preferred Stock, together with Series A Warrants to purchase, subject to adjustment as set forth therein, 2,257,143 shares of Common Stock, and (ii) 15,000 shares of Series B Preferred Stock, together with Series B Warrants to purchase, subject to adjustment as set forth therein,
      (A) prior to the Shareholder Approval, 961 shares of Junior Preferred Stock, or (B) following the Shareholder Approval, 961,429 shares of Common Stock.

           (c) Bear: (i) 3,500 shares of Series A Preferred Stock, together with Series A Warrants to purchase, subject to adjustment as set forth therein, 225,714 shares of Common Stock, and (ii) 1,500 shares of Series B Preferred Stock, together with Series B Warrants to purchase, subject to adjustment as set forth therein, (A) prior to the Shareholder Approval, 96 shares of Junior Preferred Stock, or (B) following the Shareholder Approval, 96,142 shares of Common Stock.

           (d) Chase: (i) 10,500 shares of Series A Preferred Stock, together with Series A Warrants to purchase, subject to adjustment as set forth therein, 677,142 shares of Common Stock, and (ii) 4,500 shares of Series B Preferred Stock, together with Series B Warrants to purchase, subject to adjustment as set forth therein, (A) prior to the

      Shareholder Approval, 288.428 shares of Junior Preferred
      Stock, or (B) following the Shareholder Approval, 288,428 shares of Common Stock.

           Pursuant to the Investment Agreement and the terms of the Preferred Stock, TPG Oxford retains voting power with respect to the shares of Preferred Stock sold to the Assignees until such time as such shares are resold or transferred to third parties.

           The agreements pursuant to which the foregoing assignments were effected are filed as Exhibits 9, 10 and 11 hereto and incorporated by reference herein.

Item 7.         Material to be Filed as Exhibits
                --------------------------------

Exhibit 9 Assignment Agreement, dated as of April 23, 1998, by and among TPG Oxford LLC and the DLJ Entities.

Exhibit 10 Assignment Agreement, dated as of April 28, 1998, by and between TPG Oxford LLC and Oxford
                Acquisition Corp.

Exhibit 11 Assignment Agreement, dated as of April 28, 1998, by and between TPG Oxford LLC and Chase Equity
                Associates, L.P.

                             SIGNATURE
                             ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated: June 9, 1998

                               TPG PARTNERS II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By: /s/ James O'Brien
                                  --------------------------
                               Name:  James O'Brien
                               Title: Vice President

                             SIGNATURE
                             ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Oxford LLC is true, complete and correct.

Dated:  June 9, 1998

                               TPG OXFORD LLC


                               By: /s/ James O'Brien
                                  --------------------------
                               Name:  James O'Brien
                               Title: Vice President

                             SIGNATURE
                             ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  June 9, 1998

                               TPG PARALLEL II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By: /s/ James O'Brien
                                  --------------------------
                               Name:  James O'Brien
                               Title: Vice President

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  June 9, 1998

                               TPG INVESTORS II, L.P.

                               By:  TPG GenPar II, L.P.
                                    its General Partner

                               By:  TPG Advisors II, Inc.
                                    its General Partner

                               By: /s/ James O'Brien
                                  --------------------------
                               Name:  James O'Brien
                               Title: Vice President

                           EXHIBIT INDEX


                            Exhibit                                   Page


1.      Joint Filing Agreement, dated as of March 4, 1998 among         *
        TPG Partners II, L.P., TPG Oxford LLC, TPG Parallel II,
        L.P. and TPG Investors II, L.P.

2.      Investment Agreement, dated as of February 23, 1998 by          *
        and between TPG Oxford LLC and Oxford Health Plans, Inc.

3.      Certificate of Designations of Series A Cumulative              *
        Preferred Stock (attached as Exhibit A to the Investment
        Agreement).

4.      Form of Series A Warrant Certificate (attached as Exhibit       *
        B to the Investment Agreement).

5.      Certificate of Designations of Series B Cumulative              *
        Preferred Stock (attached as Exhibit C to the Investment
        Agreement).

6.      Form of Series B Warrant Certificate (attached as Exhibit       *
        D to the Investment Agreement).

7.      Certificate of Designations of Series C Participating           *
        Preferred Stock (attached as Exhibit E to the Investment
        Agreement).

8.      Registration Rights Agreement, dated as of February 23,         *
        1998 by and between Oxford Health Plans, Inc. and TPG
        Oxford LLC.

9.      Assignment Agreement, dated as of April 23, 1998, by            9
        and among TPG Oxford LLC and the DLJ Entities.

10.     Assignment Agreement, dated as of April 28, 1998, by           21
        and between TPG Oxford LLC and Oxford Acquisition Corp.

11.     Assignment Agreement, dated as of April 28, 1998, by
        and between TPG Oxford LLC and Chase Equity Associates,        26
        L.P.

*     Previously filed